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                                                                       EXHIBIT 3



                             GLIATECH INC. ANNOUNCES
                           SHARE PURCHASE RIGHTS PLAN





FOR IMMEDIATE RELEASE                       Contact: Thomas O. Oesterling, Ph.D.
                                           President and Chief Executive Officer
                                                    Gliatech Inc. (216) 831-3200



CLEVELAND, OHIO, July 1, 1997 -- Gliatech Inc. (NASD: GLIA) announced today board action adopting a share purchase rights plan that provides for rights to be issued to stockholders of record on July 11, 1997.

According to Thomas O. Oesterling, Ph.D., President and Chief Executive Officer of Gliatech Inc., "This action was taken after long and careful study, and was not taken in response to any pending takeover or proposed change in control of the Company. The Rights Plan is intended to protect the Company and its stockholders from potentially coercive takeover practices or takeover bids that are inconsistent with the interests of the Company and its stockholders. The adoption of a share purchase rights plan has become common practice in major American companies and a well-accepted approach to ensuring that all stockholders receive a fair price and are treated equally in the event of a takeover."

Under the plan, the rights will initially trade together with Gliatech Inc. common stock and will not be exercisable. In the absence of further board action, the rights generally will become exercisable and allow the holder to acquire Gliatech Inc. common stock at a discounted price if a person or group acquires 15 percent or more of the outstanding shares of Gliatech Inc. common stock. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, after the rights become exercisable, the Board of Director may, at its option, effect an exchange of part or all of the rights -- other than rights that have become void -- for shares of Gliatech Inc. common stock. Under this option, Gliatech Inc. would issue one share of common stock for each right, subject to adjustment in certain circumstances.

Gliatech Inc.'s Board of Directors may, at its option, redeem all rights for $.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire July 11,
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2007, unless earlier redeemed, exchanged or amended by the Board of Directors.

The issuance of the rights is not a taxable event, will not affect Gliatech Inc. reported financial condition or results of operations (including earnings per share) and will not change the manner in which Gliatech Inc. common stock is currently traded.

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